UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69637

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-21 (MM/DD/YY) AND ENDING 12-31-21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ceres Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

806 Howard St Ste 200
(No. and Street)

South Bend	Indiana	46617
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven L Cardinal	574-367-4530	Scardinal@Ceres-Securities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Stickley, Larry A
(Name – if individual, state last, first, and middle name)

17385 Turnbury Ct	Granger	IN	46530
(Address)	(City)	(State)	(Zip Code)

(see exemption report)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ceres Securities LLC

Financial Statements as of and for
the Year Ended December 31, 2021

Ceres Securities LLC
Statement of Financial Condition
For the Period Ended December 31, 2021

ASSETS

Cash and cash equivalents	$	39,548
Receivable from brokers or dealers		-
Property and equipment, net		-
Goodwill and intangile assets, net		-
Other assets		-
TOTAL ASSETS	**$**	**39,548**

LIABILITIES & EQUITY

Liabilities

Accounts payable	$	-
Accrued compensation and commissions payable		-
Accrued interest		-
Accrued management fees		-
Accrued real estate taxes		-
Other liabilities		-
Total Liabilities		**-**

Equity

Members equity		100
Additional paid in capital		3,600,821
Retained Earnings		(3,561,373)
Total Equity		**39,548**
TOTALLIABILITIES & EQUITY	**$**	**39,548**

Ceres Securities LLC
Statement of Income
For the Period Ended December 31, 2021

Income		
Sales income	$	517,753
Total income		517,753
Operating expenses		
Salaries and wages		408,320
Sales commissions		299,261
Payroll taxes		473,938
Employee benefits		-
Travel, meals and entertainment		-
Total operating expenses		1,181,520
Other expenses		
Legal and accounting		36,995
Marketing		-
Rent		105,192
Telephone		1,044
Utilities		504
Insurance		-
Regulatory fees		14,083
Total other expenses		157,818
Total expenses		1,339,337
Net income (loss)	$	(821,585)

Ceres Securities LLC
Statement of Cash Flows
For the Period Ended December 31, 2021

Net income from operations	$	**(821,585)**
Add back non-cash expenses:		
Depreciation and mmortization		-
Net cash flow from operations		(821,585)
Sources (uses) of cash:		
Accounts receivable		-
Liabilities		-
Other assets		-
Total sources (uses) of cash		-
Net cash flow from operating activities		**(821,585)**
Cash flow from investing activities:		
Fixed Assets (Addition) Disposition		-
Net cash flow from investing acitivities		**-**
Cash flow from financing activities:		
Loan proceeds		-
Principle payments on notes		-
Capital stock		-
Paid-in capital		795,119
Dividends paid		-
Retained earnings		-
Net cash flow from financing activities		**795,119**
Net increase (decrease) in cash		**(26,466)**
Cash at beginning of period		66,014
Cash and equivalents at end of period	$	**39,548**

Ceres Securities LLC
Statement of Changes in Equity
For the Period Ended December 31, 2021

	Members equity		Additional paid-in capital		Retained earnings		Total
Balance at January 1, 2021	$	100	$	2,805,702	$	(2,739,788) $	66,014
Net income (loss) for the period		-		-		(821,585)	(821,585)
Capital contributions		-		688,379		-	688,379
Members shared expenses agreement		-		106,740		-	106,740
Balance at December 31, 2021	$	100	$	3,600,821	$	(3,561,373) $	39,548


Ceres Securities LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Period Ended December 31, 2021


Balance at January 1, 2021	-
Additions	-
Deductions	-
Balance at December 31, 2021	-

Ceres Securities, LLC
Notes to Statement of Financial Condition
For the Period Ended December 31, 2021

General and Summary of Significant Account Policies

Description of Business

Ceres Securities LLC (the "Firm") is a Limited Liability Company formed on May 20th, 2015 with the Secretary of State in Delaware. The firm is wholly owned subsidiary of Ceres Partners LLC, the sole member. Ceres Partners makes capital contributions to the firm, and in addition, has an expense sharing agreement to cover operating expenses such as rent and utilities. The Office of Supervisory Jurisdiction is located at 806 Howard Street, Ste 200 in South Bend, Indiana.

The firm is a registered broker dealer with the Securities Exchange Commission (SEC) and a member of FINRA. Steve Cardinal serves as the Firms President, Managing Director, General Securities Principal, Chief Compliance Officer, and FinOP. Barbara Keady supervises the Hingham, MA branch.

The Firm serves as a Placement Agent to the single issuer fund, Ceres Farms, LLC. Ceres Securities and the fund only engage with sophisticated and accredited investors.

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principals generally accepted in the United States of America.

Cash and Cash Equivalents

The firm holds multiple deposit accounts that are immediately liquid.

Income Taxes

The firm has a single member LLC, and as such, is not responsible for income tax. Income or loss attributed to the Firm is passed through the sole member in accordance with FASB topic 740.

Regulatory Requirements

During the reporting period, Ceres Securities limited its business activities to soliciting subscriptions for investments in Ceres Farms, a private fund. Over this period the firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Firm is exempt from the requirement that this annual report be covered by the opinion of an independent public accountant based on the following facts: (1) the Firm's business is limited to acting as a broker (agent) for a single issuer, Ceres Farms, in soliciting subscriptions for securities of the issuer; (2) the Firm does not receive or hold customer funds or securities because all funds and securities were transmitted directly between investors and the issuer; accordingly the Firm ensures that all funds are promptly transmitted to the issuer and all securities are promptly delivered to the subscribers in connection with any transaction; and (3) the Firm does not otherwise held funds or securities for or owe money or securities to customers. (Rule 17a-5(e)(1)(i)(A).)

No material difference exists between the financial statement computations of Net Capital and the computations included in the companies corresponding form X-17A-5 PART IIa filing as of December 31st, 2021.

Subsequent Events

Management has reviewed subsequent events and found that there are no material subsequent events that would require recognition or disclosure in the notes to the financial condition.

Ceres Securities LLC
Computation of Net Capital
Computation for Determination of Reserve Requirements
Reconcilement of of Computation of NC and Determination of RR
For the Period Ended December 31, 2021

Computation of Net Capital

Total Assets	$	39,548
Less Illiquid Assets	$	-
Less NonAllowable Assets	$	-
Total Liabilities	$	-
Net Capital	$	39,548

Computation of Tangible Net Worth

Net Worth	$	39,548
Less non-Tangible Assets	$	-
Tangible Net Worth	$	39,548

Computation for Determination of Reserve Requirements

Limited Broker (Agent)	$	5,000
Net Capital Requirement for Ceres Securities LLC	$	5,000

Reconcilement of of Computation of Net Capital

Calculated Net Capital	$	39,548
Less Net Capital Requirement for Ceres Securities	$	5,000
Excess Net Capital for Ceres Securities LLC	$	34,548

Footnotes:

No material differences exists between the financial statement computations of Net Capital and the computations included in the companies cooresponding form X-17A-5 PART IIA filing as of December 31st, 2021.

Duly Authorized Officer Affirmation

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31st, 2021

Ceres Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission
17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers".

This Duly Authorized Officer Affirmation was prepared as required by under 17 C.F.R. § 240.17a-5(e)(1) and (2). To the best of its knowledge and belief, the Company states the following:

> The financial report is true and correct.

> Neither the broker or dealer, nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as customer.

Dated January 21, 2022

Steven L Cardinal

Name: Steven L Cardinal

Title: President CFO/CCO

OATH OR AFFIRMATION

I, Steven L Cardinal, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ceres Securities, LLC, as of December 31st, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TAMARA L SCHOOLEY
Notary Public - Seal
St Joseph County - State of Indiana
Commission Number NP0726691
My Commission Expires May 7, 2028

Notary Public

Signature: Steven L Cardinal

Title: PRESIDENT / CFO / CCO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☒ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ceres Securities, LLC

Exemption Report

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2021

Ceres Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

Pursuant to recent SEC staff guidance, Ceres Securities is exempt from Rule 15c3-3 as a "Non-Covered Firm" which meets the standards of footnote 74 to SEC Release 34-70073 (2013), rather than the exemption of Rule 15c3-3(k)(2()(i) on which it previously relied. See Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule (Updated July 1, 2020) Questions 8 and 8.1.

Ceres Securities' business does comply with Footnote 74 criteria. The firm represents that during the reporting period it;
1) Maintained a minimum net capital of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi).
2) Did not hold customer funds or safekeep customer securities.
3) Engaged as a broker or dealer selling securities of only one issuer.
4) Engaged with only private placements of securities.
5) Engaged as a broker or dealer selling interests in unregistered private investment funds.

During the reporting period, Ceres Securities limited its business activities to soliciting subscriptions for investments in Ceres Farms, a private fund. Over this period the firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Firm is also exempt from the requirement that this annual report be covered by the opinion of an independent public accountant based on the following facts: (1) the Firm's business is limited to acting as a broker (agent) for a single issuer, Ceres Farms, in soliciting subscriptions for securities of the issuer; (2) the Firm does not receive or hold customer funds or securities because all funds and securities were transmitted directly between investors and the issuer; accordingly the Firm ensures that all funds are promptly transmitted to the issuer and all securities are promptly delivered to the subscribers in connection with any transaction; and (3) the Firm does not otherwise held funds or securities for or owe money or securities to customers. (Rule 17a-S(e)(1)(i)(A).)

I, Steven Cardinal certify that, To the best of my knowledge and belief, this Exemption Report is true and correct.

Dated January 21st, 2022

Steven L Cardinal

Name: Steven L Cardinal

Title: Pres/ CFO/ CCO

Ceres Securities, LLC

Report for Material Inadequacies
For the Period Ended December 31, 2021

CCO / CFO Attestation:

Ceres Securities LLC has met all firm requirements for financial and reserve requirements during 2021.

No material difference exists between the financial statement computations of Net Capital and the computations included in the companies corresponding form X-17a-5 PART IIa filing as of December 31st, 2021.

Steven L Cardinal

Steven L Cardinal CFO/ CCO

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

69637 FINRA DEC
Ceres Securities LLC
806 Howard St STE 200
South Bend, IN 46617-1578

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steve Cardinal (574)367-4530

WORKING COPY

2. A. General Assessment (item 2e from page 2) $776.63

B. Less payment made with SIPC-6 filed (**exclude interest**) (291.58)
7/19/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 485.05

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 485.05

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ceres Securities LLC
(Name of Corporation, Partnership or other organization)

Steve Cardinal [digital signature]
(Authorized Signature)

Dated the 4th day of February, 20 21.

President CFO/CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 517,753

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii)   0

Total deductions   0

2d. SIPC Net Operating Revenues $ 517,753

2e. General Assessment @ .0015 $ 776.63

(to page 1, line 2.A.)

2